Exhibit 99(a)(9)

TENDER OFFER

FOR WAVECOM SHARES AND OCEANES

BY SIERRA WIRELESS FRANCE SAS

AN INDIRECT SUBSIDIARY OF SIERRA WIRELESS, INC

INDEPENDENT EXPERT’S REPORT

Original text in French

English translation for information purposes only

Tender offer for Wavecom shares and OCEANEs Independent Expert’s Report

INDEPENDENT EXPERT’S REPORT

RE: TENDER OFFER FOR WAVECOM SHARES AND OCEANES

BY SIERRA WIRELESS FRANCE SAS

AN INDIRECT SUBSIDIARY OF SIERRA WIRELESS, INC

Pursuant to the tender offer (hereinafter “the Offer”) made by Sierra Wireless France SAS (hereinafter “Sierra Wireless” or “the Acquirer”), an indirect subsidiary of the Canadian company Sierra Wireless, Inc, for the shares and bonds convertible into new shares (“OCEANEs”) of Wavecom (hereinafter “the Company” or “Wavecom”), we were appointed as independent expert by the Company’s Board of Directors on December 1, 2008 to assess the fairness of the financial terms offered to Wavecom shareholders and OCEANE holders.

Our appointment was made in accordance with article 261-1 I of the General Regulation of the French Financial Markets Authority (AMF), in view of potential conflicts of interest within the Board of Directors that could affect the objectivity of the Board of Directors’ recommendation. We were also asked to provide an opinion on the indemnification of shareholders and holders of OCEANEs in the event of a squeeze-out.

The price offered to Wavecom shareholders and bondholders is €8.50 per share (with coupon) and €31.93 plus accrued and unpaid interest per OCEANE.

We performed due diligence in accordance with the provisions of article 262-1 of the AMF’s General Regulation and its implementation regulation no. 2006-08 of July 25, 2006 regarding independent appraisals (which are supplemented by the AMF’s recommendations of September 28, 2006, amended October 19, 2006). The details of this due diligence are presented in chapter 3 and Appendix 5 below.

To fulfill our fairness mission, we relied on the documents and information provided by the Company and its advisors, without being responsible for their accuracy. In accordance with generally accepted practices, we did not attempt to verify the accuracy of historical data and future estimates used, and limited ourselves to verifying their reasonable nature and consistency.

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1.	Description of the transaction

1.1	Companies involved in the transaction

1.1.1	Description of the Acquirer

Sierra Wireless, Inc is a company incorporated under Canadian law with its registered office at Suite 2600 Three Bental Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7XIL3, Canada. It has a share capital of USD 324,406,000, divided into 31,031,954 fully paid up shares admitted for trading on the Toronto Stock Exchange in Canada and on Nasdaq in the United States.

The Acquirer, Sierra Wireless France SAS, an indirectly held wholly-owned subsidiary of Sierra Wireless, Inc, is a French limited liability company (Société par Actions Simplifiée) registered at the Paris company registry under number 509 232 146, having its registered office at 1 Rue Favart, 75 002 Paris.

Sierra Wireless is specialized in wireless connectivity and supplies new generation wireless modem solutions to the mobile telecommunications and Machine-to-Machine (M2M) sectors. In 2007, it generated sales of USD 440 million.

1.1.2	Description of the Company

Wavecom is a limited liability company (société anonyme) incorporated in 1993 with a share capital of €15,820,442, listed at the Nanterre company registry under number 391 838 042, having its registered office at 3, Esplanade du Foncet, 92442 Issy-les-Moulineaux, Hauts de Seine, France.

The Company’s share capital is owned as follows at September 30, 20081: 10.45% by the Alard family (Michel Alard is Chairman of the Board of Directors), 12.22% by the Hékimian family, 5.28% by Jo Hambro Capital, 5.65% by Lansdowne Partners, 6.10% by Sloane Robinson, with the free float making up the balance.

Wavecom shares have been listed on Eurolist Compartment B of NYSE-Euronext since June 14, 1999. In the United States, Wavecom shares have been traded on Nasdaq in the form of American Depositary Shares (ADS) since June 9, 1999.

The OCEANE are traded on Euronext Paris’s Eurolist market.

Activity

Wavecom is a technology firm that develops and markets embedded wireless solutions for industrial applications (Machine-to-Machine-M2M).

[1]	Percentage of voting rights on an undiluted basis

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M2M applications use mobile and computing technology to communicate between machines without human intervention. These applications can be embedded in a large number of machines and devices, enabling them to transmit and receive voice and data through wireless network operators. The wireless solutions are sold in the form of central processing units.

The M2M market is rapidly expanding. ABI Research, an independent market research firm, expects the market to grow by an average of almost 30% a year from 2007 to 2010.

The Company targets six main product applications in vertical markets:

-	Automotive applications

-	Automated meters (electricity, fuel, water)

-	Security and alarm systems

-	Wireless applications

-	Vendor and payment terminals

-	Control and surveillance

Quantitative data

2007 sales came to €202.3 million compared with €188.8 million in 2006. The Company generates 44.6% of its sales in Europe, 34.8% in the Americas, 15.8% in Asia and 4.8% in the rest of the world.

The ten largest customers account for around 50% of total sales.

2008 has been a particularly difficult year. Sales for the first three quarters came to €101.9 million, 35% lower than the same period the previous year. Although the gross margin has continued to grow (to more than 50%), the operating margin in US GAAP—which had reached a record 6.7% in 2007—decreased sharply in 2008 (a negative margin of 8.8%). Given this difficult backdrop, visibility is limited, making forecasts difficult to establish. The Company nonetheless expects to return to growth in 2009 with the launch of its Box activity (sub-systems that can be embedded directly).

Recent events

On February 1, 2008 Wavecom announced that it had finalized the acquisition of Anyware Technologies, a Toulouse-based company reputed for its open source technology and which markets advanced software solutions for optimizing business processes. Wavecom paid €11.4 million (before potential earn-outs) for Anyware Technologies, which had generated sales of €5 million in 2007.

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1.2	Context and terms of the Offer for Wavecom shares

Context

For several years, Wavecom has been examining the various strategic opportunities available to it. To this end, the Company entered into discussions with several financial and industrial investors with a view to a strategic transaction.

In 2008, contacts between Sierra Wireless, one of the leading companies in providing wireless modem solutions to the mobile telecommunications sector in the North American market, and Wavecom took place starting in February. These talks ended in August 2008 because of differences between the two parties regarding the financial terms and conditions of such a deal.

On October 6, 2008, Gemalto announced that it had filed a tender offer for Wavecom at a price of €7 per share and €20 per OCEANE (subsequently raised to €31.30 plus accrued interest).

On the basis that Gemalto’s offer was not in the best interests of the Company nor its shareholders and employees, the Board of Directors advised shareholders not to tender their shares to the offer and asked its Strategic Committee to examine other options that would make better business and financial sense than Gemalto’s offer. Accordingly, an invitation to tender procedure was initiated by the Strategic Committee with the help of Merrill Lynch, appointed at the end of October to look for a “white knight”.

Around thirty companies were contacted. Four of them issued letters of indication of interest and contacted the Company’s management. At the end of this procedure, Sierra Wireless made an offer to acquire Wavecom’s shares for €8.50 each, i.e. around 21% more than Gemalto’s offer. A Memorandum of Understanding (“MoU”) was signed between Sierra Wireless and Wavecom on December 1, 2008.

Memorandum of Understanding (MoU)

In a joint press release issued on December 2, 2008, Sierra Wireless and Wavecom announced they had concluded a MoU pursuant to which Sierra Wireless would file two tender offers, one in France for Wavecom shares (shares and OCEANE convertible bonds) and one in the United States for the shares and OCEANEs held by American holders and ADS issued by Wavecom.

Under the MoU signed on December 1, 2008, Wavecom undertakes to support the deal and agrees to non-solicitation and the right to match proposals. The MoU also provides for payment to Sierra Wireless of a break fee of €3.27 million in certain circumstances described in the draft information memorandum.

The offers are subject to the condition that at least 50% plus one of all voting rights of Wavecom securities are tendered.

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In France, the Offer was filed with the AMF on December 2, 2008. This draft Offer is a competing offer to the €7 per share and €31.30 per OCEANE offer filed by Gemalto SA on October 6, 2008.

Under the terms of the draft information memorandum, the Acquirer proposes to make an irrevocable offer for all the securities issued by the Company, i.e.:

-	all the Company’s outstanding or authorized shares, i.e. a maximum of 18,768,903 shares (excluding the 1,091,861 treasury shares which the Company has undertaken not to tender to the Offer),

-	all the OCEANE convertible bonds issued by the Company, i.e. a maximum of 2,571,884 bonds.

The terms of the Offer are:

-	€8.50 per share (with coupon);

-	€31.93 per OCEANE plus accrued and unpaid interest.

Undertaking to tender shares

Wavecom’s founders, Messrs Alard and Hékimian, respectively Chairman and Director of the Company, signed the memorandums of agreement on the same date, undertaking to tender all their shares in the Company to the Offer, respectively around 9.7% and 11.4% of the capital, based on a price of €8.50 per share.

These memorandums provide for expiry of these undertakings in the event of a rival offer filed by a third party and approved by the AMF, and in the event that Sierra Wireless does not file a higher offer. If the two founder-shareholders were to tender their shares to a rival offer filed by a third party, they would each have to pay Sierra Wireless compensation corresponding to 35% of the difference between the price received and €8.50.

Potential synergies

The Information Memorandum mentions the substantial potential synergies that would be created by the deal (§ 1.2.3 (v)) “The combined company would leverage complementary geographic channels to drive revenue growth and cost savings would result from the rationalization of geographic footprint overlap and more cost-efficient geographic expansion and deployments. The combination would also mitigate Sierra Wireless’ customer concentration. The increased customer coverage would allow for significant cross-selling of products, and manufacturing scale would provide for the opportunity to drive lower product costs to increase market share. The combined entity would be able to take advantage of the large and growing M2M market, and leverage Wavecom’s capabilities, market position, and growth prospects in the M2M space.”

Sierra Wireless has informed us in writing that it is not in a position to quantify the potential synergies.

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2.	Statement of independence and impartiality

2.1	Summary of previous assignments with persons involved in the transactions and their advisors

We have not performed any services for the Company or the Acquirer or for any person or entity controlled by either company within the meaning of Article 233-3 of the French commercial code in the last two years.

Ricol, Lasteyrie & Associés has no legal or financial relationship with the companies involved in the tender offer or with their advisors and has no financial interests in the outcome of the Offer or any receivables or liabilities on either of the companies involved in the Offer or any person or entity controlled by these companies within the meaning of Article 233-3 of the French commercial code.

In accordance with AMF recommendations concerning relations with the banks advising the Acquirer or the Company, we specify that, over the last two years:

-	in December 2007 we acted as Independent Expert in the context of the simplified cash offer (OPAS) made by BT Group Plc for Net2S, in which Lazard bank acted as the presenting bank;

-	in April 2008 we acted as Independent Expert in the context of the tender offer (OPA) made by SNCF Participations for Geodis, in which Lazard bank acted as advising bank for the target company.

We consider that, in addition to the missions referred to above, the fairness mission entrusted to us by Wavecom does not constitute repeated involvement with the said institution, within the meaning of Article 261-4 I of the AMF’s General Regulation.

2.2	Attestation

The firm of Ricol, Lasteyrie & Associés attests to the absence of any past, present or future ties known to it with the persons involved in the draft Offer or their advisors that might affect the independence and impartiality of its opinion in the context of the current expertise.

3.	Due diligence

Our due diligence consisted primarily of assessing the context of the transaction and adopting a multi-criteria valuation approach for Wavecom.

We spoke on various occasions with the Company’s management, Strategic Committee and advisors to gain an understanding of the background to the Offer as well as of the possibilities open to the Company in terms of its future development or takeover by a

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potential buyer, and understand the resulting business prospects and financial projections.

The management described the discussions held, notably since the beginning of the year, with various players in the sector, and the advising bank described the procedure implemented following the offer filed by Gemalto to find alternative solutions with a stronger industrial and financial commonality than that offered by Gemalto. These background elements are described in paragraph 1.2 above. We found that the Offer came after seven weeks of intensive efforts to seek alternative solutions, initiated by the Strategic Committee and coordinated by Wavecom’s advising bank, during which time the Company examined all possible scenarios.

We took into account all financial information (financial statements and reports, press releases, etc.) published by the Company for the fiscal year ended December 31, 2007 and for the nine months ended September 30, 2008.

Concurrently with the defense against Gemalto’s offer, the Company established a business plan as from mid-November. The Company provided us with a business plan for the period from 2009 to 2011, which we examined in depth with the Chief Executive Officer and the Chief Financial Officer; we subsequently extrapolated it to the end of 2018, on the basis of discussions with the two executives referred to above.

For the comparable and market valuation approaches, we carried out a detailed review of publicly available information in our database about the Company, its peers and comparable transactions.

We performed due diligence on the legal documentation provided to us, for the strict and sole purpose of gathering information related to our assignment. In this context, we were informed of the MoU between the parties and the various agreements between the Acquirer and the main shareholders described in paragraph 1.2.

We noted that the MoU provides for:

-

A liquidity mechanism for stock options, free shares and founders’ warrants that cannot be tendered to the Offer due to tax constraints. This liquidity mechanism had not been definitively established at the date of this report. The Acquirer nonetheless confirmed that it would be extended on the basis of the Offer price or multiples derived by such Offer price;

-

The Acquirer’s agreement for the Company’s commitments to its Chief Executive Officer as set out in the first resolution scheduled for submission to the General Meeting of Shareholders on December 8, 2008, which has since been adjourned.

We have no particular comment to make on the undertakings to tender signed by Wavecom’s founders Messrs Alard and Hékimian (respectively Chairman and Director of the Company) and their families. By undertaking to tender their Wavecom shares to the Offer the two main shareholders, who in their respective capacities as Chairman and Director have extensive information about the Company and its prospects, recognize the financial interest of this Offer.

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Lastly, we took note of the valuation work performed by Lazard, presenting bank for the Offer, as described in the offer price assessment report dated December 1, 2008 and summarized in the Acquirer’s draft information memorandum. We have, in that context, met with Lazard’s representatives.

A detailed presentation of our due diligence is provided in Appendix 5.

4.	Wavecom valuation

In accordance with the provisions of article 262-1 of the AMF’s General Regulation, we carried out our own valuation of the Company’s shares.

Our valuation of Wavecom concerns the Company at its present scope: we did not take into account either the costs of the transaction or any possible synergies that could be achieved following its acquisition by Sierra Wireless. Neither did we take into account the value of possible future acquisitions.

We rejected the following valuation methods:

-	Net book value method;

-	Revalued net asset value method;

-	Dividend yield method;

-	Comparable transactions method;

We used the following methods to value the Company:

-	Primary method: listed market price and discounted cash flow (“DCF”) method;

-	Secondary reference method: peer comparison.

In our analysis we also took into account the undertakings to tender shares signed by the Company’s two main shareholders and founders.

4.1	Rejected valuation methods

Our work led us to reject the following methods:

4.1.1	Net book value method

This method did not strike us as relevant, since the intangible value of Wavecom’s activities is not reflected in the Company’s balance sheet or in the consolidated balance sheets.

At September 30, 2008, the consolidated net book value was €85.33 million for 14.73 million shares outstanding2, resulting in a value per share of €5.79.

[2]	15,820,442 shares outstanding on September 30, 2008 minus 1,091,861 treasury shares

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4.1.2	Revalued net asset value method

The revalued net asset value method consists in valuing a company’s equity on the basis of the market value of its assets and liabilities.

This method is not appropriate given the absence of property and financial assets to be revalued.

The value of its business goodwill and technology is more accurately appraised by discounting cash flows, one of the methods we used.

4.1.3	Dividend yield method

The dividend yield valuation method assumes that a company’s value can be determined by discounting the value of future dividends. This method is appropriate for companies that pay dividends on a regular basis.

The method was not appropriate in this case as Wavecom has never paid any dividends in cash.

4.1.4	Comparable transactions method

The comparable transactions method is based on an analysis of the multiples applied for acquisitions of companies operating in the same sector as the company being valued. This approach is limited by the difficulty of obtaining full information on the target companies and the terms and conditions of the deals.

In March 2008, Siemens AG sold its wireless modules business (since renamed Cinterion) to a consortium of investors (Joint Operations for Mobile Applications or JOMA). This recent deal is highly comparable in terms of the sector, since Cinterion is Wavecom’s main competitor. However, the amount of the deal has not been disclosed, and we have been unable to determine any reliable implied multiples.

We did not use this approach, since there have been no recent transactions involving companies sufficiently similar to Wavecom for which we have the necessary information.

4.2	Primary valuation methods used

To value Wavecom, we opted for the following primary valuation methods:

-	Listed market price method;

-	Discounted cash flow method (DCF).

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The peer comparison method was used as a secondary reference method (see § 4.3 below).

We applied these methods based on the following:

Accounting standards

Given its listing on both the French and US stock markets, Wavecom prepares two sets of financial statements, one under IFRS and the other under US GAAP.

The main differences between these two sets of financial standards relate to the posting of research and development expenses and the recognition in shareholders’ equity of a portion of convertible bonds (OCEANE), under IFRS.

For the historical data, we used the US GAAP financial statements as these were available for the period ended September 30, 2008.

Number of shares

Our calculations are based on the number of shares outstanding after adding the shares to exist after exercise of in-the-money stock options, after deducting the number of treasury shares. The number of diluted shares is determined using the full dilution method after taking into account cash from options exercised. The subscription price of shares resulting from the exercise of stock options was added to the Company’s cash.

The number of shares thus calculated was 15,822,620.

Reconciliation of enterprise value and equity value

Reconciliation of the enterprise value and the equity value resulted in a positive adjustment of €70.2 million (net cash), comprising the following:

-	Cash (and cash equivalents) estimated at €125.5 million at September 30, 2008;

-	plus the value of Anyware, at its purchase price, i.e. €11.4 million;

-	plus €15.4 million in discounted tax losses brought forward;

-	plus €2.7 million corresponding to research tax credits at September 30, 2008;

-	plus €4.1 million in cash proceeding from exercise of dilutive instruments;

-	minus €6.5 million corresponding to estimated consumption of cash in the fourth quarter of 2008;

-	minus €81.6 million, corresponding to the debt linked to the OCEANE bonds issued in July 2007 plus accrued interest;

-	minus €0.9 million corresponding to other debts (finance leases and provisions payable).

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The shares in Anyware Technologies acquired in February 2008 have been valued at purchase price as no gain or loss could be identified on this shareholding at the end of 2008, a DCF analysis having backed up the acquisition price. In contrast, the aggregates used for the valuation relate solely to Wavecom’s business, excluding Anyware Technologies.

The debt linked to the OCEANE bond has been retained for its US GAAP book value, although its market value is lower. Indeed, the issue contract of July 2007 provides for redemption at nominal value plus accrued interest in case of a change of control; the Offer being subject to the condition that at least 50% plus one of all existing voting rights of Wavecom securities are tendered, the non tendered OCEANEs will be redeemed by the Company at nominal value plus accrued interest in the event the Offer is successful.

4.2.1	Market price method

Wavecom’s shares were first listed on the Nouveau Marché of the Paris Stock Exchange on June 14, 1999 at €13.50 per share. They are currently listed on the Eurolist Compartment B of NYSE Euronext Paris and are included in the CAC IT index. In addition, ADS representing Wavecom shares have been listed on Nasdaq’s Global Market since June 9, 1999.

At September 30, 20083, the free float was estimated at around 72%. The Company’s founders-shareholders, Aram Hékimian and Michel Alard, own respectively 11.38% and 9.72%4 of the capital. Treasury shares account for the balance (6.9%).

We believe the stock market price is a relevant criterion for assessing the Offer, given that:

-

the share is traded regularly. The annual trading volume was 17,892 thousand shares on October 3, 2008, the last trading day before Gemalto’s offer was filed. Relative to the number of shares outstanding, the share turnover rate is 113% of the capital and 157% of the free float;

-	the free float is substantial (72% of the capital);

-	the share is followed regularly by three analysts[5], and from time to time by two other analysts.

The charts below6 show Wavecom’s share price performance:

-	since the initial public offering, compared with a benchmark index (CAC IT index) over the same period;

-	over one year, from December 17, 2007 to December 15, 2008.

[3]	Source: Legal, financial and accounting information
[4]	Percentage of capital on an undiluted basis
[5]	Natixis, Fortis, Exane BNP Paribas
[6]	Source Datastream

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Wavecom: share price performance versus CAC IT index since its initial public offering on the Nouveau Marché

Wavecom: share price performance over one year to December 15, 2008

Wavecom shares rose very sharply in the period immediately following its initial public offering, in line with the general trend in the technology sector (see CAC IT index), reaching its highest point (€166.9) in June 2000.

The bursting of the Internet bubble brought the share price down to € 20 at the beginning of 2001 in a difficult economic environment (slowing growth, resulting in a more uncertain outlook for its customers, etc.), subsequently aggravated by the events of September 11, 2001.

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In 2001 and 2002, the share traded in a range of €20 to €40 according to business reports and order book levels.

In December 2002, the share price once again entered a downward phase, dropping sharply from €30.6 to €14.5 (close to the initial offering price) due to order cancellations by one of its largest customers and the suspension of deliveries to a South Korean customer.

From January 2003 to December 2006, the share remained relatively volatile, ranging from a low of €2.42 in August 2004 to a high of €13 in December 2005.

Good results pushed the share price up again at the beginning of 2007. But from the summer of 2007, Wavecom began to feel the impact of the subprime crisis, showing a fall in both sales and order intake with the share price down from €28 to around €12 at the end of the year.

2008 has been a disappointing year in terms of sales and margin; the share price fell steadily until Gemalto’s offer was announced on October 6, 2008. Since then, it has been boosted by the offers made or announced.

The market price has not reached the Offer price of €8.50 since February 26, 2008.

Our share price analysis was carried out on October 3, 2008, the last trading day before Gemalto’s draft tender offer was filed:

	Wavecom share price
Period	in €	Premium

October 3, 2008
Spot	4.08	108.33%
1-month weighted average	4.39	93.74%
3-month weighted average	4.66	82.35%
6-month weighted average	5.52	53.87%
12-month weighted average	8.99	-5.44%
12-month high	19.51	-56.43%
12-month low	3.90	117.95%
Source	Datastream

The Offer price represents a premium of 108.3% to the spot price on October 3, 2008 and a discount/premium interval of between -5.4% and +93.7% relative to the weighted average market price over different periods.

Between the date Gemalto’s offer was filed (October 6, 2008) and the date Sierra Wireless’s competing offer was announced (December 2, 2008), 4,428 thousand shares were traded, corresponding to 39% of the free float in approximately two months at an average weighted price of €6.54 per share (unweighted average of €6.44).

We note that at the close of the first trading day after the competing offer was announced, the share price had risen 20% to €8.2, coming closer to the Offer price.

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From the date the competing Offer was announced on December 2, 2008 to December 15, 2008, more than 34.7% of the free float changed hands at a weighted average price of €8.11 per share. At no time during this period did the share price rise above the Offer price of €8.50.

Analysts’ target prices

We examined target prices in the recent analysts’ reports we have received.

These show target prices of:

-	between €4.5 and €6.0[7] before Gemalto’s offer was announced (and after release of Q2 2008 results);

-	between €4.6 and €5.0[8] since Gemalto’s offer was announced.

4.2.2	Discounted cash flow (DCF) method

This method consists of determining the intrinsic value of a company by assessing the present value of budgeted cash flows using a rate that reflects the market cost of capital with respect to the company, taking into account an exit value at the end of the period covered by the budget.

Our valuation work was based on the revised 2008 budget and the 2009-2011 business plan provided by Wavecom’s management.

Management’s business plan was reviewed and approved by the Strategic Committee on December 15, 2008. We extrapolated this plan over seven additional years to bring it up to ten years, so as to avoid a sudden halt in business growth.

4.2.2.1 Assumptions used for the Business Plan

2009-2011e budget

The figures retained for the 2009-2011 budget period are those of the business plan established by Wavecom’s management in November 2008 and approved by the Strategic Committee on December 15, 2008.

Sales

Wavecom’s business has felt the full impact of the economic crisis in 2008 due to its significant presence in the automotive market, whose short-term outlook is not encouraging, and in the alarm systems market, which has been hurt by the downturn in real estate markets, notably in the United States.

[7]	Natixis (July 24, 2008), Fortis (July 24, 2008), Chevreux (July 25, 2008), Jefferies (July 23, 2008)
[8]	Natixis (November 19, 2008), Fortis (October 22, 2008)

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Over the longer term, however, M2M is a very promising market that is expected to grow in volume (according to the ABI report referred to earlier) at a rate of around 30% per year. The Company is also planning to develop a new activity in “Box” sub-systems, which will make a smaller contribution in terms of margin but will boost sales growth.

The average annual sales growth rate forecast for 2008-2011 is 15.7% after a drop in revenue in 2008 of about 36% relative to 2007 (in line with the fall recorded over the first three quarters). This average growth rate takes into account the outlook for growth in volume in the M2M market, price tensions, the launch of the “Box” activity and a euro/dollar exchange rate (around €1.30) that is more favorable to Wavecom than that in the first half of 2008.

We retained a decline in the gross margin over the period, given a less favorable product mix following the launch of the Box at the beginning of 2009. Operating profit is nonetheless expected to grow due to the implementation in 2009 of the cost reduction plan announced with the third quarter 2008 results. This plan is designed to adapt Wavecom’s operating costs to its activity under present economic conditions; it is expected to produce part of its effect in 2009 and the full effect in 2010.

We did not modify the company’s projections over the specified budget period.

Capital expenditure

Since research and development (R&D) expenses are charged to operating income, capital expenditure is relatively low and mainly concerns the equipment necessary for R&D, licence purchases and some specific investments for factories (which are held by subcontractors). We have assumed annual capital expenditure of around €5 million, in line with the historical data.

Working capital requirements (WCR)

In recent years, the business generated an excess working capital.

However, change in WCR is not significant in the Company’s business. We thus estimated the change in WCR at 0 over the period.

Extrapolation over the period from 2012 to 2018

After in-depth discussions with the Company’s management, we extrapolated the business plan over an additional seven years, factoring in a linear decline in sales growth as from 2012 to reach a growth rate of 2% in 2018.

This linear approach gave us an annual growth rate of around 5% over the extrapolation period and of nearly 8% over the ten-year period (2009-2018), which seems consistent with Wavecom’s position in the M2M market.

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We retained a gross margin of around 38%, consistent with the new product mix, over the entire extrapolation period.

Given the company’s cost structure, mainly fixed costs, we assumed that the operating margin9 would grow over the period to around 7%, which we consider to be sustainable over the long-term.

With regard to capital expenditure, we retained a growth rate similar to the inflation rate and a depreciation allocation rate in line with capital expenditure over the period.

Final year

We determined a final year by applying a growth rate of 2% to 2018 estimated sales.

We retained an EBITDA margin of 7%, in line with the forecast rate at the end of the business plan. This seems a normative level, given Wavecom’s track record and its position in the M2M sector. Note that a normative margin is not a maximum margin level. It is the margin level that is considered to be sustainable over the long term.

Capital expenditure was assumed to be equal to depreciation allocations.

4.2.2.2 Valuation approach

Weighted average cost of capital

We estimated the weighted average cost of capital on the following basis:

-	A debt-free financing structure, given that the financial structures of peers generally show a positive cash position;

-	Beta of 1.24 based on the average betas of our sample of comparable listed companies (see 4.3) and of Wavecom (source: Datastream);

-	A risk premium of 7.62% (Associés en Finance average from June to November 2008);

-	A risk-free rate of 3.58% (Associés en Finance, average from June to November 2008), calculated as the difference between expected returns[10] and the risk premium given above.

Based on the above, we obtained a discount rate of 13%.

Cash flows were discounted from January 1, 2009 and at mid-year.

[9]	EBIT before stock options expense and amortisation of intangible assets/Sales
[10]	E(Rm) according to Associés en Finance data

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Growth to infinity

We used a rate of 2%, which is consistent with the European Central Bank’s medium-term target inflation rate for the euro zone.

Valuation calculations

Based on these factors, we obtained the following per-share valuations:

in €	Growth rate
	1.5%	2.0%	2.5%
12.50%	8.35	8.62	8.91
12.75%	8.20	8.46	8.74
13.00%	8.07	8.32	8.58
13.25%	7.93	8.17	8.42
13.50%	7.81	8.04	8.28

The terminal value represents 42% of Wavecom’s enterprise value and 28% of its equity value.

Based on this method, the value of a Wavecom share ranges between €7.93 and €8.74, with an average value of €8.32 per share.

The Offer price represents a 7.1% premium on the low end and a 2.7% discount on the high end of the price range obtained using the discounted cash flow method.

4.3	Methods used for secondary reference purposes: peer comparison method

Under the peer comparison method, a company is valued by applying the multiples observed for other listed companies in the same sector to results deemed relevant.

Listed companies can be used as peers when they have real similarities with the analyzed company in terms of:

-	business activity (products, customer base, geographic sector);

-	size (sales or market capitalization, invested capital, market share);

-	margins and margin structure; and

-	sales and earnings outlook.

In the present case, there is no company that is a true Wavecom peer. The most similar companies are not listed: Cinterion, Siemens’s wireless modules division, sold in 2008 (see 4.14 Comparable transactions) and, to a lesser extent, Simcom (owned by Sim Technologie and operating in the Chinese market) and Enfora (operating in the North American market).

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Although there are significant differences in terms of markets, geographic sectors and growth, four companies in the M2M wireless communications sector can be compared with Wavecom. Our peer group therefore includes Telit, which competed with Wavecom in the European M2M market and in the United States, and Sierra Wireless, with particularly strong presence in North America. We also included two companies that have no strong presence in the M2M market, but whose business models are very similar to that of Wavecom: Novatel Wireless (United States) and Option (Belgium).

Given the differences between Wavecom and the companies in the peer group, we have only used this method as a secondary approach.

The sector’s very mediocre stock market performance in recent months means that the enterprise value of Novatel Wireless and Sierra Wireless is very low or close to zero, and did not allow the calculation of reliable multiples. The final peer group therefore consists of Telit and Option.

Application of the method

Peer group sales, growth and EBITDA and EBIT margins are shown in the table below:

Company (m€)	MV	EV	Sale 2007	2007-09e	%EBITDA / Sales			%EBIT / Sales
				Sales gr.	2007	2008	2009	2007	2008	2009
Telit Comms	14	24	52	55.8%	2.7%	5.3%	9.9%	-1.7%	n/a	n/a
Option NV	102	58	302	-0.7%	7.4%	4.5%	7.2%	0.8%	-2.0%	1.4%
Average				27.6%

Enterprise value (EV) is based on market capitalization plus net debt plus minority interests after deduction of financial assets and losses carried forward, recorded under assets.

For market capitalization, we used the average price over three months weighted by trading volumes at December 15, 2008 instead of the spot price, in order to offset some of the present volatility in the financial markets.

For the purpose of this valuation, we gave priority to the EV/sales multiple, since the other multiples usually used were not very relevant given Wavecom’s low profitability in the short term. This sales multiple, although not very precise, has the advantage of not introducing any distortion arising from the accounting standards applied.

The following table summarizes the average reference multiples:

Company	EV / Sales
	2008		2009	2010
Telit Comms	0.33	x	0.24x	na
Option NV	0.21	x	0.19x	0.18
Average	0.27		0.22x	0.18x

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Values obtained using the stock market comparison method

By applying the sales multiples shown above we obtained an equity valuation of between €101.3 million and €105.2 million corresponding to a share price of between €6.40 and €6.65.

Based on the peer group’s market capitalizations (3-month weighted average) at December 15, 2008, the Offer price corresponds to a premium of between 27.8% and 32.8% on the price range obtained using this method.

For information, the following share values were obtained:

-	between €5.41 and €5.93 per share using the spot capitalization at December 15, 2008 to value the peers;

-	between €5.79 and €6.19 per share using the 1-month weighted average on December 15, 2008 to value the peers;

-	between €7.09 and €7.42 per share using the 6-month weighted average on December 15, 2008 to value the peers.

5.	Valuation of OCEANEs issued by Wavecom

The price of €31.93 plus accrued and unpaid interest offered for each convertible bond corresponds to the expected redemption price as defined in the issue contract, i.e. €31.30, increased by 2% in accordance with Article 232.7 of the AMF’s General Regulation.

With regard to the valuation of the OCEANE, we have rejected the following methods:

-	Conversion value

-	Market price

We chose the following methods:

-	Theoretical value

-	Early redemption price

-	Yield to maturity

5.1	Rejected methods

5.1.1	Conversion value

This method, which consists of determining the implied value of the OCEANEs based on the conversion rate and the Offer price, is not appropriate. Conversion seems highly unlikely given the very substantial difference between the redemption value of the bonds (€31.3) and the Offer price per share (€8.5).

For information purposes, this method would value the OCEANE at € 8.50 each.

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5.1.2	Market price

Wavecom’s OCEANEs have been traded on Euronext Paris’s Eurolist market since July 13, 2007 (ISIN code FR0010497131).

We note that prior to Gemalto’s offer, the liquidity of these bonds was low with 171,676 bonds traded since the issue date, corresponding to 6.7% of the total number of bonds, over a period of 16 months. Under these circumstances and given the bond’s low liquidity, the market price is provided solely by way of information.

Between the issue date and October 3, 2008, the price fell from €34.0 to €16.8, with an average price of €23.3 (source Datastream).

Since the announcement of Gemalto’s offer until the announcement of Sierra Wireless’ Offer, 66,881 bonds were traded over a 46 day period at a weighted average price of € 23.54.

On December 2, 2008 (first trading day following announcement of Sierra Wireless’s Offer) the price rose by 21% to €30.3. Since then it has ranged between €29.90 and €30.45.

5.2	Valuation methods used

5.2.1	Theoretical value

The main features of the OCEANE bonds are as follows:

-	Maturity date: January 1, 2014

-	Nominal value: €31.3

-	Redemption at maturity: at nominal value

-	Interest rate: 1.75%

In addition, the issue contract provides for two cases of early redemption by bondholders (see. 4.9.4.1 of the issue prospectus):

-

at a set date: all bondholders may of their own free will request early redemption in cash on January 1, 2012 of all or part of the bonds they own. The bonds will be redeemed at their nominal value plus accrued interest.

-	in the event of a change of control (see 5.22 below)

The value of the OCEANE can be calculated as the sum of the bond’s value and that of the conversion option.

Option component

The option component has been calculated using the Black and Scholes model and applying 50% volatility, in line with historical volatility over 12 months. A sensitivity

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test was carried out using volatilities of 30% and 70%. The values obtained ranged between €0.1 and €2.4 (average value €1.0).

Bond component

The theoretical value of the bond component is obtained by discounting expected revenues (interest and redemption price), using an appropriate discount rate.

Based on the option values given above, the Offer price of €31.93 values the bond component at between €29.48 and €31.82 (average value of €30.92). These values lead to a discount rate ranging between 1.8% and 4.4%, corresponding to a negative or very low implicit11 credit margin, which shows that the Offer price is higher than the OCEANE’s theoretical value.

For information purposes, applying a credit margin of 870 base points12 values the bond component at €24.24.

We consider the theoretical value method appropriate to assess the Offer price with regard to OCEANE bonds. It supports an Offer price of €31.93 per bond.

5.2.2	Early redemption price

The information memorandum relating to the OCEANE issue and to admission to trading on Euronext Paris’s Eurolist market stipulates that in the event of a change in control of the Company, bondholders will be entitled to request early redemption.

Under these circumstances, the OCEANEs would be redeemed at their nominal value plus interest due for the period from the last Interest Payment Date before the early redemption date to the effective redemption date (see 4.9.4.2).

For information purposes, assuming January 31, 2009 as the settlement date, the early redemption value would amount to €31.98.

5.2.3	Yield to maturity

Given the features of the OCEANEs, the yield to maturity is 1.75%.

Using January 31, 2009 as the hypothetical settlement date, the price per OCEANE would be €31.98 and the yield to maturity would be 3.04%.

6.	Analysis of valuation performed by the presenting bank

Lazard, the presenting bank, prepared the appraisal items that appear in paragraph 3 of the draft information memorandum prepared by Sierra Wireless.

[11]	Relative to Euro vs Euribor Zero curve 5 Y – source: Datastream as at December 11, 2008
[1][2]	Itraxx Europe Crossover on November 18, 2008

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We analyzed these items and discussed them with representatives of the bank. The bank also provided us with a full valuation report.

The presenting bank used the following approach to value Wavecom’s shares:

Rejected valuation methods:

-	Net book value and revalued net asset value:
-	Dividend yield.

Valuation methods used:

-	Comparable transactions,
-	Premiums of comparable tender offers made in France,
-	Market price,
-	Analysts’ target prices,
-	Discounted cash flow analysis,
-	Peer comparisons.

Diluted shares and adjusted net debt

The presenting bank calculated the number of diluted shares as 15,018 thousand, taking into account treasury shares and allocated stock options now exercisable according to the treasury stock method.

For our purposes, we calculated the number of diluted shares as 15,822,620 based on full dilution, taking into account all the warrants, founders’ warrants, in-the-money stock options and free shares. In contrast, for the calculation of net debt we took into account the cash generated by the theoretical exercise of options (€4.1 million).

The presenting bank’s reconciliation of Enterprise Value and Equity Value resulted in a positive difference of €41.2 million. Our assessment resulted in a positive difference of €70.2 million.

The discrepancy in the reconciliation of enterprise value and equity value relates to the following items:

M€	Ricol Lasteyrie	Lazard
Convertible bonds	-81.6	-81.6
Finance leases	-0.5	-0.5
Provisions for risk and charges payable	-0.4
Cash, cash equivalents and short-term investment securities	125.5	125.6
Estimated Q4 2008 cash	-6.5	-2.3
Cash generated by the exercise of dilutive instruments	4.1
Research tax credit	2.7
Recognized and unrecognized discounted deferred tax assets	15.4
Acquisition price of Anyware	11.4
Total	70.2	41.2

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Tender offer for Wavecom shares and OCEANEs Independent Expert’s Report

Other than the discrepancy arising from the different methods used (number of fully diluted shares or treasury stock method), the main differences arise from our taking into account in our calculation of:

-	Deferred tax items: discounted value of tax losses carried forward, carry backs and research tax credits;

-

The acquisition price of Anyware Technologies, which we did not value using the cash flow method. Since the transaction is very recent, the acquisition price is in our view the best indication of its value.

The other differences are not material.

6.1	Valuation methods rejected by presenting bank

Since we also rejected the net book value, revalued net asset value and dividend yield valuation methods, we have no assessment discrepancies to present here.

In contrast, the bank retained two methods that we had rejected:

-	Comparable transactions;

-	Premiums of comparable tender offers made in France.

Comparable transactions

The bank applied this method using a sample comprised of two transactions:

-	Wavecom’s acquisition of Sony Ericson’s M2M activity in March 2006;

-	The acquisition of Siemens Wireless Modules by a consortium of investors in March 2008.

We, like the bank, consider the target companies comparable to Wavecom in terms of activity.

However, we consider the March 2006 transaction to be too stale, given the significant changes in economic conditions since that time.

With regard to the acquisition of Siemen’s M2M activity, the bank determined the implied multiple based on the median value of the indicative price range reported in the press, i.e. between €150 million and € 200 million. This range represents a possible difference of around 33% relative to the low price. We therefore consider that we are unable to determine a reliable implied multiple which would enable us to use this method.

We were unable to identify any other sufficiently comparable transactions and therefore rejected this method.

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Premiums on comparable tender offers made in France

We find that calculating the premiums on offers relative to their last known prices before they are made is a method of assessing the premium offered, not a valuation method per se.

Accordingly, we did not retain this method.

However, we note that given the present market conditions, the premiums offered by the present Offer compared with the market price are significantly higher than the average of the premiums shown by the bank.

6.2	Valuation methods used by the presenting bank

6.2.1	Market price method

Presenting bank’s assessment

The presenting bank assessed the Offer price based on the stock market performance of Wavecom shares, relying on the spot market price as at October 3, 2008 and weighted average prices over one, three and six months as at that date.

Based on this method, the presenting bank valued Wavecom at between €4.08 and €5.52 per share as at October 3, 2008.

Assessment discrepancy

We do not differ in our assessment with regard to this method. However, our assessment included the weighted average price over twelve months.

6.2.2	Target prices

Presenting bank’s assessment

The presenting bank used target prices as a reference for assessing the Offer price. The reference prices ranged from €4.5 to €6.0 per share.

Assessment discrepancy

We presented the target prices as a supplement to our market price analysis, but we do not differ concerning the values indicated.

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6.2.3	Discounted cash flow method

Presenting bank’s assessment

The presenting bank applied the discounted cash flow method based on an analysts’ consensus comprising the two available analysts’ reports.

The presenting bank based its extrapolation over the period from 2011 to 2017 on the following assumptions:

-	a gradual decline in sales growth to 2.5% in 2017;

-	linear growth in the EBITDA margin to 8.5% in 2013 and reaching 8.7% in 2017;

-	working capital requirements equal to 8.2% of sales;

-	a decline in capital expenditure as a percentage of sales, to 3% in 2013 and flat after that date.

Valuation range

The valuation ranged from €5.6 to €7.1 per share, with a median value of €6.2.

Assessment discrepancies

The main discrepancy concerns the business plan used: we used the management’s business plan for 2008 to 2011, whereas the bank used an analysts’ consensus covering 2008 to 2010.

Moreover, the business plan we used related solely to Wavecom’s activity, whereas the business plan used by the bank included Anyware Technology’s business. Note that we added the value of Anyware (at acquisition price) to the adjustments made for reconciling the enterprise value and the equity value.

Discrepancies arising from the 2008-2011 business plan

Management’s projections for 2008 to 2011 factor in stronger sales growth than forecast by the analysts (CAGR of around 18% including Anyware versus 10% in the bank’s report for the same period).

In contrast, in the management’s projections the recovery in the EBITDA margin (EBITDA/sales) is somewhat slower than forecast by the analysts (a lag of around one year). Management’s projections take into account the implementation of the cost reduction plan designed to reduce operating expenses to allow for the difficult economic conditions and the present level of sales.

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Extrapolation 2012—2018

We, like the bank, gradually reduced sales growth to reach a normalized growth rate at the end of the period.

The bank retained linear growth in the EBITDA margin to 8.5% in 2013 and almost flat thereafter. Our assumptions relating to trends in expenses result in steady growth in the EBITDA margin over the entire extrapolation period, reaching 9.3% at the end of the period (or EBITA margin of 7%).

Other discrepancies

We retained annual capital expenditure of around €5 million. However, given the low level of capital expenditure, this item has little impact on the value.

We considered the change in working capital requirements to be nil, whereas the bank retained a working capital requirement equivalent to 8.2% of sales.

Financial assumptions

To determine beta, the presenting bank used Wavecom’s beta (source Datastream), i.e. 1.1. In our assessment we used the average beta of Wavecom and its peer group, which came to 1.24. The risk premium used by the bank was 8.3% (average of Bloomberg and Journal des Finances) whereas the risk premium we used was 7.6%, corresponding to the average risk premium over the past six months published by Associés en Finance.

Overall, these differences offset each other and the discount rate was the same at 13%.

We assumed a growth rate to infinity of 2% (median value) as from the end of 2018 versus 2.5% calculated by the presenting bank.

Note that the business plan we used results in an average annual growth rate of 8% compared with 6% for the bank.

Our calculations resulted in a valuation range of between €7.93 and €8.74 (median value of €8.32), corresponding to a premium/discount range of between +7.1% and -2.7%.

6.2.4	Peer comparison

Presenting bank’s assessment

The peer group used by the bank was similar to our own.

The bank used the average sales multiple on 2008 and 2009 sales.

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The bank calculated the market capitalization of the comparable companies as at November 28, 2008, based on the number of diluted shares. It obtained a valuation range of between €5.6 and €6.1 per share.

Assessment discrepancies

Calculation of market capitalization

The presenting bank used the average over one month as at November 28, 2005. We used the averages over three months as at December 15, 2008.

Reconciliation of enterprise value and equity value

The main discrepancy is related to the adjustments made to reconcile the enterprise values and equity values of peers. The bank restated provisions linked to pensions, which we consider to be an element of WCR. On the other hand, our enterprise value included deferred tax assets recognized on the balance sheet, which were not taken into account by the bank.

Our calculations result in a valuation range of between €6.40 and €6.65.

6.2.5	Valuation of OCEANEs

The bank applied the usual valuation methods for valuing the OCEANEs, i.e.:

-	conversion value

-	market price

-	yield to maturity

-	theoretical value

-	early redemption price

In our assessment we considered that the market price method was not relevant given the bond’s low liquidity. Similarly, the conversion value did not seem representative of the value of the OCEANEs, given the difference between the Offer price for shares and the redemption price of the OCEANE.

We do not differ in our assessment with the presenting bank concerning the yield to maturity and early redemption price methods.

Lastly, regarding the theoretical value method, the main discrepancy concerns the credit margin used to value the bond component. The presenting bank retained a credit margin of 2,000 basis points corresponding to the implicit margin as at October 3 on the OCEANE’s last known market price. As we have already indicated above, we do not consider the market price to be relevant, thereby limiting the meaningfulness of the implicit margin. We used a credit margin of 870 basis points in our calculations.

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We nonetheless agree with the bank in concluding that the Offer price is higher than the OCEANEs’ theoretical value.

7.	Summary of our assessment and Statement as to the fairness of the offer price

7.1	Summary of our assessment

According to our assessment, an Offer price of €8.50 represents a premium or discount on the values obtained by the valuation methods we consider appropriate, as summarized in the table below:

€ per share	Lazard		RLA		Offer price
	Low	High	Low	High	Premium/Discount
Primary valuation methods
Market price as at October 3, 2008	4.1	5.5	4.1	9.0	108.3%	-5.4%
Discounted cash flows	5.6	7.1	7.9	8.7	7.1%	-2.7%

Secondary reference method
Peer comparison	5.6	6.1	6.4	6.6	32.8%	27.8%

The premium or discount is calculated relative to the value of Wavecom’s share before the takeover, i.e. on a standalone basis, without taking into account the synergies that could be created by the deal or the costs linked to the deal.

Regarding the OCEANEs, the offer price corresponds to the early redemption price plus 2%. It represents a significant premium over the indicative values obtained using the usual valuation methods for this type of instrument.

7.2	Statement on the fairness of the offer price

Our report was prepared in response to the risk of potential conflicts of interest within Wavecom’s Board of Directors that could be considered to affect the impartiality of the Board of Directors’ recommendation. We were also asked to offer an opinion on the indemnification of shareholders in the event of a squeeze out.

Having concluded our assessment, we observe that:

-	The offer price of €8.50 per share represents a significant increase – more than 21%– on the price offered by Gemalto a few weeks earlier;

-

The undertaking by Wavecom’s founder-shareholders to tender their shares to the Offer shows that the main shareholders, who respectively hold the positions of Chairman and Board member and therefore have extensive knowledge of the Company’s situation and outlook, consider the Offer price to be attractive;

-

The Offer price represents a premium of 108% over the spot price on October 3, 2008, the last trading day before Gemalto’s offer was filed, and a premium and a discount ranging from +93.7% to -5.4% on the weighted average price over different periods including a one year period. The transaction offers

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Wavecom shareholders immediate liquidity at a price well above the trading price in recent months;

-

The Offer price corresponds to a discount of 2.7% on the high end and a premium of 7.1% on the low end of the valuation range obtained using the discounted cash flow (DCF) method, bearing in mind that drawing up a business plan is complicated under the present market conditions. Nonetheless, the DCF value we determined takes into account all identified sources of value (including losses carried forward), except for the synergies that can be expected from business combination with Sierra Wireless. The DCF value otherwise takes into account the debt linked to the OCEANE at its US GAAP book value, although its market value is lower. Indeed, the issue contract of July 2007 provides for an early redemption at nominal value plus accrued interest in the event of a change of control; the Offer being subject to the condition that at least 50% plus one of all voting rights of Wavecom securities on an undiluted basis are tendered, the OCEANEs not tendered will be redeemed by the Company at nominal value plus accrued interest in case the Offer is successful;

-	The Offer price represents a premium of between 27.8% and 32.8% on the values calculated using the peer comparison method, bearing in mind that this was retained as a secondary method;

-

With regard to the OCEANEs, the price of €31.93 plus accrued and unpaid interest represents a premium of 2% on the early redemption price according to the issue contract. This assessment is supported by all the valuation methods generally used to value this type of instrument.

Under the present market conditions and given the more uncertain business outlook for the Company following a year of sharply falling sales and earnings, we consider that:

-

the price of €8.50 per share that Sierra Wireless plans to offer under this Offer is fair from a financial standpoint for Wavecom’s shareholders insofar as the OCEANEs must be redeemed at nominal value plus accrued and unpaid interest in the event of a change of control (which will be the case in the event the Offer is successful, the Offer being subject to the condition that at least 50% plus one of all voting rights of Wavecom securities on an undiluted basis are tendered);

-	the price of 31.93 euros (plus accrued and unpaid interest) per OCEANE that Sierra Wireless plans to offer under this Offer is fair from a financial stand point for Wavecom’s OCEANE holders.

If the Acquirer holds more than 95% of the Company’s capital and voting rights at the close of the present Offer, a squeeze out could automatically be implemented on the same basis, taking into consideration the reimbursement of the nominal value of the OCEANEs plus accrued interest. In this context, we believe the proposed price is fair to Wavecom’s shareholders in the context of a possible squeeze out.

Paris,

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January 6, 2009

Ricol, Lasteyrie & Associés

Sonia Bonnet-Bernard

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APPENDICES

APPENDIX 1: PRESENTATION OF RICOL, LASTEYRIE & ASSOCIÉS

Made up of a close-knit team of professionals recognized in their respective fields, the firm of Ricol, Lasteyrie & Associés has since its founding been active in all areas related to financial audits, company valuations and fairness opinions, whether in the context of:

-	legal assignments: court-appointed merger auditor;

-	contractual assignments: independent appraisal, company valuation and arbitrage.

Over the years, Ricol, Lasteyrie & Associés has acquired proven experience in transactions that require a specific fairness assessment in matters involving shareholders and, more generally, in matters of independent appraisal and fairness opinions.

Ricol, Lasteyrie & Associés has its own quality charter, available on its web site: www.ricol-lasteyrie.fr.

APPENDIX 2: LIST OF INDEPENDENT EXPERTISE PERFORMED BY RICOL, LASTEYRIE & ASSOCIÉS SINCE SEPTEMBER 2006

Since publication of the AMF’s new General Regulation, Ricol, Lasteyrie & Associés has served as an independent expert in the following transactions involving companies whose shares are listed on a regulated market:

Date	Target	Acquirer	Presenting bank	Type of offer
October 08	GL TRADE	SunGard	Oddo Corporate Finance	Simplified cash offer
August 08	Ilog	CITLOI (filiale détenue indirectement à 100% par IBM)	UBS / Natixis	Public tender offer
April 08	Geodis	SNCF Participations	UBS / Deutsche Bank	Public tender offer
April 08	Neuf Cegetel	SFR	JP Morgan / Calyon / Société Générale / Natixis / Crédit Mutuel-CIC	Simplified cash offer
February 08	Genesys	West International Holding Ltd	Lehman Brothers	Public tender offer
February 08	Siparex Croissance	Siparex Croissance	Neuflize OBC (groupe ABN)	Repurchase of own shares
January 08	Net2S	BT Group Plc	Lazard Frères	Simplified cash offer
October 07	IB Group	Overlap Group	ODDO Corporate / Aforge Finance	Merger
September 07	Completel	Altice B2B	HSBC / Calyon	Simplified cash offer
June 07	AGF	Allianz SE	Goldman Sachs / Rothschild / Calyon	Squeeze out
April 07	Forinter	OFI PE Commandité	Cazanove	Squeeze out
April 07	Foncia	Banque Fédérale des Banques Populaires	ABN Amro / Natexis Bleichroeder	Price guarantee / Squeeze out
March 07	AGF	Allianz SE Allianz Holding France SAS	Goldman Sachs / Rothschild / Calyon	Simplified cash offer
January 07	Sasa Industrie	Sasa Holding & Management	CM-CIC Securities	Simplified cash offer
December 06	Siparex Croissance	Siparex Croissance	Oddo Corporate Finance	Repurchase of own shares
December 06	Foncière Massena	Massena Property	CM-CIC Securities	Simplified cash offer

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APPENDIX 3: MEMBER OF A PROFESSIONAL ASSOCIATION RECOGNIZED BY THE FRENCH FINANCIAL MARKETS AUTHORITY (AMF)

Since July 1, 2008, Ricol, Lasteyrie & Associé is a member of APEI (Association Professionnelle des Experts Indépendants), a professional association recognized by the French Financial Markets Authority pursuant to article 263-1 of its General Regulation.

In addition, the firm has a quality charter that specifies procedures aimed at protecting the firm’s independence and impartiality, avoiding conflicts of interest and for each audit controlling the quality of the work performed and of reports prior to their publication.

APPENDIX 4: AMOUNT OF COMPENSATION RECEIVED

For this audit, our compensation totaled €160,000, excluding taxes and expenses.

APPENDIX 5: DESCRIPTION OF DUE DILIGENCE PERFORMED

Itemized presentation of audit program

We implemented the following audit program:

Familiarization with the transaction and acceptance of audit mission
Identification of risks and orientation of the audit
Gathering of information and necessary data: - Familiarization with sector research and analyses of the Company, its peer group and other comparables

Assessment of the Offer environment:

-      Discussions with Wavecom’s Chief Executive Officer and with the legal and finance directors

-      Meeting with the Acquirer’s advisors

-      Review of the legal documentation:

-      Review of the Memorandum of Understanding

-      Familiarization with the undertakings signed by the main shareholders

Analysis of stock prices: - Liquidity analysis - Analysis of price trends - Familiarization with analysts’ reports
Discounting of cash flows (DCF): - Analysis of the Company’s business plan - Analysis of EBIT margins - Establishing cash flow projections beyond 2011 - Valuation work - Sensitivity analysis
Implementation of comparables methods: - Peer comparisons
Receipt of management representation letters from representatives of Wavecom and the Acquirer

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Tender offer for Wavecom shares and OCEANEs Independent Expert’s Report

Analysis of presenting bank’s price assessment and valuation report
Consistency check between the independent expert’s report and the Acquirer’s draft information memorandum and the response
Summary memorandum
Independent review
Drafting of report
Presentation of conclusions to the Company

APPENDIX 6: AUDIT SCHEDULE

¡	November 28, 2008: meeting with the management of Wavecom and the representatives of its advisor, Merrill Lynch;

¡	December 1, 2008: Ricol, Lasteyrie & Associés is appointed by the Company’s Board of Directors;

¡	December 1, 2008: telephone contacts with Wavecom’s legal director and meetings with representatives of Wavecom’s advisor, Merrill Lynch, and the Acquirer’s advisor, Lazard;

¡	December 4, 2008: conference call with representatives of Merrill Lynch;

¡	December 5 and 8: telephone contacts with Wavecom’s Chief Financial Officer;

¡	December 9, 2008: meeting with Lazard, the Acquirer’s advisor;

¡	December 10, 2008: meeting with Wavecom’s management;

¡	December 15 and 16, 2008: telephone contacts with Wavecom’s advisors;

¡	December 19, 2008: delivery of draft report;

¡	December 23, 2008: delivery of final report.

APPENDIX 7: LIST OF PERSONS MET AND/OR CONTACTED

Wavecom

¡	Michel Alard, Chairman

¡	Antony Maher, Independent Director

¡	Ron Black, Chief Executive Officer

¡	Chantal Bourgeat, Finance Director

¡	Pierre Cosnier, Legal Director

Wavecom’s advising bank, Merrill Lynch

¡	Emmanuel Hasbanian, Managing Director

¡	Jean Rivière, Associate

¡	Samy Khouadja, Associate

¡	Xavier Lemonnier, Analyst

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Tender offer for Wavecom shares and OCEANEs Independent Expert’s Report

Presenting bank, Lazard

¡	Alexandre Benais, Head of Financial Affairs

¡	Gautier Preney, Deputy Director of financial affairs

¡	François Funck-Brentano, Managing Director European General Counsel

¡	Cyrille Pichot de Cayeux, Authorized Representative for financial affairs

Wavecom’s lawyers, Jones Day

¡	Renaud Bonnet, Partner

¡	Charles Gavoty, Lawyer

APPENDIX 8: SOURCE OF INFORMATION USED

¡	Material information provided by Wavecom :

-	Company presentation;

-	Memorandum of Understanding ;

-	Undertakings to tender of main shareholders;

-	Business plan;

-	Draft response memorandum;

-	Minutes of Board and Shareholders’ meetings.

¡	Material information provided by the Acquirer:

-	Draft information memorandum for the Offer on Wavecom shares

¡	Material information provided by the presenting bank:

-	Valuation report.

¡	Market information:

-	Financial analysis and memoranda on comparable transactions: Thomson One Banker;

-	Market data: Datastream and Associés en Finance.

APPENDIX 9: STAFF PARTICIPATING IN THE AUDIT

Signing partner: Sonia Bonnet Bernard, assisted by:

-	a senior manager and certified public accountant who has been with Ricol, Lasteyrie & Associés for 10 years and has participated in some 20 expertises certifying the fairness of tender offers;

-	a member of the staff with eight years of professional experience;

-	an analyst with two years of professional experience.

The independent review was performed by Jean-François Sablier (partner).

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